EXTENDED NO-LAPSE GUARANTEE RIDER

                      An Additional Benefit of this Policy
                                    Issued By


EXTENDED            Beginning on the policy anniversary that coincides with the
NO-LAPSE            expiration of the no-lapse guarantee under the policy, and
GUARANTEE           continuing to the day before the policy anniversary on which the younger Insured is or would have been age 100, We guarantee that the policy will not terminate or begin the Grace Period if, ON THE MONTHLY ANNIVERSARY DAY A GRACE
                    PERIOD WOULD OTHERWISE BEGIN, AND AS CALCULATED FROM THE
                    POLICY DATE, (1) is equal to or greater than (2) where:

                    (1) is the sum of the premiums paid, less any withdrawals (including withdrawal fees), plus interest accrued daily on the balance at the effective annual rate of 3%, less the amount of any Indebtedness; and

                    (2) is the sum of the Extended No-Lapse Guarantee Minimum Monthly Premium in effect on each Monthly Anniversary Day through and including the Monthly Anniversary Day on which the Grace Period would begin, plus interest accrued daily on each such premium from the Monthly Anniversary Day it is due at the effective annual rate of 3%.

                    Following a reinstatement, the above test will continue to apply from the Policy Date as if there had been no lapse.

MINIMUM             The Extended No-Lapse Guarantee Minimum Monthly Premium as
MONTHLY             of the Policy Date is shown on the Policy Schedule. If You
PREMIUM             add or remove rider coverage after the Policy Date, or if
                    the Specified Amount under Your policy changes after the Policy Date, the Extended No-Lapse Guarantee Minimum Monthly
                    Premium for Your policy may change. We will send You an amended Policy Schedule showing the new Extended No-Lapse
                    Guarantee Minimum Monthly Premium following any such change.

WHEN EFFECTIVE      The effective date of this rider is shown on the Policy
                    Schedule.

COST OF             The monthly cost of insurance rate for this rider (per
INSURANCE           $1,000 of the policy's Specified Amount) is shown on the
                    Policy Schedule.

                    To determine the monthly cost of insurance on each Monthly Anniversary Day, We:

                    (1) divide the Specified Amount for the policy as of that Monthly Anniversary Day by 1000; and

                    (2)  multiply by the monthly cost of insurance rate.

                    We will deduct the monthly cost of insurance from the Account Value on each Monthly Anniversary Day during the period shown on the Policy Schedule.

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WHEN RIDER          This rider will terminate on the earlier of:
ENDS

                    (1) the Monthly Anniversary Day coinciding with or next following the date We process Your written request to cancel this rider;

                    (2)  the date the policy terminates; or

                    (3) the policy anniversary on which the younger Insured is or would have been age 100.

POLICY TERMS        This rider is attached to and made a part of the policy. The terms and definitions of the base policy apply to the rider except to the extent they are in conflict with its terms.
                    This rider has no values.



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